James M. Follo

Executive Vice President &

Chief Financial Officer

620 Eighth Avenue

New York, NY 10018

tel 212.556-1555

December 19, 2013

Ms. Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The New York Times Company

Form 10-K for the Year Ended December 30, 2012

Filed February 28, 2013

Form 10-Q for the Quarter Ended June 30, 2013

Filed August 8, 2013

Form 10-Q for the Quarter Ended September 29, 2013

Filed November 7, 2013

File No. 001-05837

Dear Ms. Cvrkel:

The following sets out the response of The New York Times Company (the “Company”) to the comments set forth in your letter dated December 5, 2013, regarding the above-referenced filings. For ease of review, we have set out each of the comments together with the Company’s response.

Form 10-K for the Year Ended December 30, 2012

Item 1A. Risk Factors “Security breaches and other disruptions or misuse of our network and information systems could affect our ability to conduct our business effectively,” page 12

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

1.	We note your disclosure that during 2012 the Times’s computer network was the target of a cyber-attack that you believe was sponsored by a foreign government, designed to interfere with your journalism and undermine your reporting. We also note your disclosure that you have implemented controls and taken other preventative actions to further strengthen your systems against future attacks. If the amount of the increased expenditures in cybersecurity protection measures was or is expected to be material to your financial statements, please revise your discussion in MD&A to discuss these increased expenditures. Also, if material, please revise the notes to your financial statements to disclose how you are accounting for these expenditures, including the capitalization of any costs related to internal use software.

Response:

The Company considered the Staff’s guidance on cybersecurity in CF Disclosure Guidance: Topic No. 2 (October 13, 2011) in preparing its 2012 Annual Report on Form 10-K (“2012 Form 10-K”). The Company identified in its Risk Factors in its 2012 Form 10-K that the Company believes The New York Times (“The Times”) was the target of a cyberattack sponsored by a foreign government, designed to interfere with The Times’s journalism and undermine its reporting. However, the Company concluded that the costs of increased controls and other protective measures implemented in response were not material to its financial statements and, accordingly, it was unnecessary to include a discussion of the 2012 cybersecurity incident and increased expenditures in cybersecurity protection measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) or the notes of the Company’s financial statements of the 2012 Form 10-K.

In reaching this conclusion, the Company considered the following factors. No internal systems housing confidential customer and employee data were breached in the attack. The Company implemented additional controls and took other preventative actions to further strengthen its systems against future attacks, including engaging third-party consultants and security service providers and updating and improving the Company’s information technology systems. The costs of the actions taken to strengthen the security of the network and information technology systems upon which the Company relies were less than $2.0 million, and such expenditures have not had a material effect on the Company’s results of operations, financial condition or liquidity. In addition, in light of the 2012 incident and other past incidents and the expenditures to date, the Company does not believe that potential future cyberattacks are reasonably likely to have a material effect on the Company’s results of operations, financial condition or liquidity.

The Company will continue to assess on an ongoing basis its disclosure obligations relating to cybersecurity risks and cyberincidents, including costs and other associated consequences.

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

Notes to the Financial Statements

Note 7. Investments, page 68

Cost Method Investments, page 69

2.	We note your disclosure that in October 2012, you sold an ownership interest in Indeed.com for approximately $167 million and recognized a pre-tax gain of $164.6 million. In light of the significance of this gain, please tell us how this gain was calculated or determined. As part of your response, please tell us the percentage of your ownership interest in Indeed.com prior to the sale and the related carrying value for your investment and tell us the amount of your ownership interest, if any subsequent to the sale. Also, please explain to us why you were able to recognize such a significant gain on the sale of this investment.

Response:

In August 2005, the Company invested $2.375 million to purchase 2,375,000 shares of Series A Preferred Stock of Indeed.com, a private company. This investment which represented approximately14% of Indeed’s shares on a fully diluted basis was accounted for as a cost method investment. In January 2011, along with other investors, the Company sold a small portion of its interest in Indeed and realized a gain of approximately $6 million. Following this sale, the remaining cost basis was approximately $2.1 million. In October 2012, all of the equity of Indeed was acquired by a private Japanese company, Recruit Co. Ltd., for cash. As part of this transaction, the Company received cash consideration of approximately $166.7 million for its entire remaining interest in Indeed (approximately 12.4%). Following the October 2012 transaction, the Company retained no equity investment in Indeed.

Form 10-Q for the Quarter Ended June 30, 2013

Note 3. Prior Period Adjustments, page 6

3.	We note that during the second quarter of 2013 you determined that due to an error in the actuarial valuation of accrued benefits for certain pension plan participants, your pension benefit obligation was overstated by approximately $50.4 million as of December 31, 2012 and $50.9 million as of March 31, 2013. We also note that because you determined that correction of the error in the current period would be material, you adjusted your consolidated financial statements for the period ended December 25, 2011 through March 31, 2013 to correct the errors. In accordance with ASC 250-10-50-8, the resulting effects on the net income of prior periods should be disclosed in the annual report for the year in which the adjustments are made and in interim reports issued during the year after the date of recording the adjustments. In this regard, it does not appear that this disclosure has been made in the Form 10-Q for the quarter ended September 30, 2013. Please confirm that you will include this disclosure in the notes to the financial statements in the Form 10-K for the year ended December 31, 2013.

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

Response:

The Company will include the disclosures related to prior period pension adjustments associated with an error in the actuarial valuation of accrued benefits in the notes to the financial statements in the Annual Report on Form 10-K for the year ended December 29, 2013. We expect the format of the disclosures will be substantially the same as that in Note 3 of the financial statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013.

Form 10-Q for the Quarter Ended September 29, 2013

Statements of Cash Flows, page 5

4.	We note that adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities includes a line item titled “other-net” in the amount of $20,550. Please explain to us the nature of the amounts included in this line item.

Response:

In accordance with ASC 230-10-45-28 and 10-45-29, the Company has disclosed all major components impacting cash flows from operating activities. We typically evaluate each item to determine whether a separate line item presentation is appropriate and aggregate those items that we believe do not warrant separate presentation into the “Other, net” category.

The $20.6 million classified as “Other, net” in the Company’s Consolidated Statement of Cash Flows for the nine months ended 2013 primarily included:

•	non-cash interest expense such as amortization of discounts related to our long-term debt and premium amortization on marketable securities in the amount of $9.1 million; and

•	non-cash fair value adjustments on deferred employee compensation (DEC) in the amount of $5.5 million.

The remaining miscellaneous items totaled $6.0 million in the aggregate, but each item was less than $2 million individually and, therefore, was not considered material.

Note 11. Discontinued Operations, page 13

5.

We note your disclosure that on August 3, 2013, you entered into an agreement to sell the New England Media Group and during the third quarter of 2013, you estimated the fair value less cost to sell of the group, which resulted in a $34.3 million impairment charge for fixed assets at the group. Please explain to us why you believe the assets of the New England Media Group were appropriately valued at December 31, 2012 and June 30,

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

2013 and were not impaired as of those dates, particularly in light of the disclosure in Note 21 to the Form 10-K that in February 2013 you announced that you retained a strategic advisor in connection with a sale of the New England Media Group and your disclosure in the Form 10-Q for the quarter ended June 30, 2013 that you expected to recognize a loss on the sale of $15-$25 million. As part of your response, please tell us the nature of any changes in facts or circumstances that occurred between December 31, 2012 and the third quarter of 2013 that resulted in the impairment charge recognized in the third quarter of 2013.

Response:

The carrying value of goodwill and indefinite-lived intangible assets associated with the New England Media Group had been previously written down to zero in 2008.

Prior to entering into sale discussions, management periodically evaluated whether there had been any impairment indicators that would suggest that the carrying value of our long-lived assets was not recoverable in accordance with ASC 360. These indicators include but are not limited to (1) current period operating or cash flow declines combined with a history of operating or cash flow declines or a projection/forecast that demonstrates continuing declines in the cash flow or the inability to improve our operations to forecasted levels, (2) a significant adverse change in the business climate, whether structural or technological and (3) a decline in the Company’s stock price and market capitalization.

As of December 2012, there were no indicators of impairment as the New England Media Group was meeting operational performance goals. The achievement of these operational performance goals provided sufficient cash flows on an undiscounted basis to realize the basis of the long-lived assets.

In February 2013, the Company publicly announced that it intended to sell the New England Media Group, including the Boston Globe and its related properties. The Company retained Evercore Partners to advise and manage the sales process but there was no assurance that a transaction would take place. Management believed that a sale was not probable and concluded that the New England Media Group did not meet the held-for-sale criteria. In the meantime, the New England Media Group continued to meet budget and operational performance goals. Preliminary discussions between management and the Company’s advisors indicated a sale price range in support of the carrying value of the assets.

As of June 2013, the Company continued to market the New England Media Group for sale but management continued to believe that a sale was not probable and concluded that the New England Media Group did not meet the held-for-sale criteria. Subsequently, on August 3, 2013, the Company entered into an agreement to sell substantially all of the assets and operating liabilities of the New England Media Group to an acquisition company for approximately $70 million in cash, subject to customary adjustments. The

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

Company’s Board of Directors concluded that this was the best available offer and determined to proceed with the sale. However, the sale price was less than earlier estimates of likely proceeds. The Company determined that the entry into the sales agreement required the New England Media Group be considered held-for-sale in the third quarter of 2013 and was the triggering event for the held-for-sale criteria and for impairment testing, because we no longer expected the carrying value of the disposal group to be fully recoverable. Accordingly, the Company performed a comprehensive review for the New England Media Group’s long-lived assets as part of its impairment analysis.

In accordance with ASC 360, long-lived assets (that are part of a disposal group) that meet the criteria to be classified as held for sale are initially measured at the lower of their carrying amount or fair value less cost to sell. For financial reporting purposes, fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, we concluded that the sale price, less transaction costs, represented the fair value of the long-lived assets. Accordingly, we measured the disposal group and recognized a total impairment charge of $34.3 million for the period ended September 29, 2013, to appropriately reflect the held-for-sale assets and liabilities at fair value less costs to sell.

Based on the foregoing, we believe that the period in which we recorded the impairment charge is appropriate and in accordance with the applicable accounting guidance.

Note 11. Discontinued Operations, page 13

Note 16. Subsequent Event, page 19

6.	We note from your disclosure in Notes 11 and 16 that on August 3, 2013 you entered into an agreement to sell the New England Media Group, consisting of the Boston Globe, BostonGlobe.com, Boston.com, the T&G, Telegram.com and related businesses, and this sale was completed on October 24, 2013. We further note your disclosure in Note 17 in the Form 10-Q for the Quarter Ended June 30, 2013 that the August 3, 2013 agreement to sell the New England Media Group includes the 49% interest in Metro Boston. In light of the fact that your disclosure in the Form 10-Q for the Quarter ended September 30, 2013 does not appear to discuss the sale of the 49% interest in Metro Boston, however it also does not appear from Note 5 that you have an investment in Metro Boston as of September 30, 2013, please explain to us how you accounted for the sale of your 49% interest in Metro Boston. Also, please tell us if any gain or loss was recognized related to the sale of the New England Media Group and/or the sale of the Metro Boston investment. If so, please provide us details as to how that gain or loss was calculated or determined.

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

Response:

Pursuant to an asset purchase agreement dated August 3, 2013, the Company agreed to sell substantially all of the assets and operating liabilities of the New England Media Group and its 49% interest in Metro Boston to an acquisition company for approximately $70 million in cash, subject to customary adjustments. Accordingly, the interest in Metro Boston was classified as “held for sale” as of September 29, 2013. The sale (other than of the Metro Boston interest) was completed on October 24, 2013. The sale of the Company’s 49% interest in Metro Boston was completed on November 15, 2013, following the expiration of the period for the majority owner of Metro Boston to elect to exercise its right of first refusal to purchase this interest. The book value of the Company’s interest in Metro Boston was $1.6 million and we did not separately disclose it due to immateriality. The loss calculation for the entire transaction will include the fair value of all the assets and operating liabilities including $1.9 million of the cash proceeds that were attributed to Metro Boston. The gain of approximately $0.3 million related to Metro Boston will be factored in the net loss on the transaction.

The loss on the sale of the New England Media Group and Metro Boston had not been finalized as of September 29, 2013. However, we do not expect the final adjustments to the loss on the sale of the New England Media Group that will be recorded in the fourth quarter of 2013 to be materially different from the impairment recorded in the third quarter of 2013.

The table below illustrates how we calculated the impairment loss that was recorded in the third quarter of 2013:

(in millions)
Purchase price	$70.0
Less:
Purchase price adjustments	(1.9)
Transaction costs	(5.2)

Fair Value less Costs to Sell	62.9
Less:
Carrying value	(97.2)

Loss on Impairment	$(34.3)

In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attention: Linda Cvrkel

December 19, 2013

If there are any questions, please contact the undersigned at 212-556-1555, or Kenneth A. Richieri, Executive Vice President and General Counsel, at 212-556-1995.

Very truly yours,

/s/ James M. Follo

James M. Follo

Executive Vice President and

Chief Financial Officer

cc:	Kenneth A. Richieri, The New York Times Company

Claire Erlanger, SEC Staff

Morgan, Lewis & Bockius LLP

Ernst & Young LLP